SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2005

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)

                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                              TAT Technologies Ltd.

6-K Items

1. Tat Technologies Ltd. Announces Results of the Annual General Meeting held December 6, 2005.

                                                                          ITEM 1

        [GRAPHIC OMITTED] TAT Technologies Ltd.


              TAT TECHNOLOGIES LTD. ANNOUNCES RESULTS OF THE ANNUAL
                                 GENERAL MEETING

Notice is hereby given that on December 6, 2005, TAT Technologies Ltd. (the "Company") ((NASDAQ -TATTF) filed an immediate report with the Israeli Securities Authority announcing the results of the Annual General Meeting of shareholders held on December 6, 2005. The resolutions accepted by the general meeting of shareholders are as detailed below:

          MINUTES OF THE MEETING OF THE 2005 ANNUAL GENERAL MEETING OF
          ------------------------------------------------------------
                                  SHAREHOLDERS
                                  ------------

Minutes of the Annual General Meeting of shareholders of the Company held on December 6th, 2005 at the Company executive offices in Park Re'em, Industrial Zone, Bnei Ayish, Israel.

Shareholders present:

1. TAT Industries Ltd. - 3,124,150 ordinary shares (by Mr. Avi Kahana).

2. T.O.P Limited Partnership - 857,143 ordinary shares (by Mr. Avi Kahana).

3. Shmey Hazohar Ltd. 113,112 ordinary shares (by Mr. Avi Kahana)

4. Shlomo Ostersetzer - 136,300 ordinary shares (by Mr. Avi Kahana)

5. Dov Zeelim - 175,000 ordinary shares (by Mr. Avi Kahana)

6. Moshe Tachnai - 19,167 ordinary shares (by Mr. Avi Kahana)

7. American Stock Transfer - 304,086 ordinary shares.

 On The Agenda.

1.   The election of seven directors for terms expiring 2006.

2. Approval of an increase of our authorized ordinary share capital and an amendment to our Memorandum of Association and Articles of Association to reflect such increase.

3. Ratification of the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global as our independent auditors for the year ending December 31,2005 and authorization for the Board of directors to determine their remuneration.

4. Review and discussion of our auditors report financial statements and the director's report for the fiscal year ended December 31, 2004.



   TAT Technologies Ltd. Park Re'em Ind. Zone, P.O.Box 80, Gedera 70750 Israel
                    Phone: 972-8-8595411 o Fax: 972-8-8592831
             e-mail: tat@tat.co.il o website: // http www.tat.co.il

        [GRAPHIC OMITTED] TAT Technologies Ltd.



Resolutions

1. To reelect seven directors of the company: Messrs. Shlomo Ostersetzer, Dov Zeelim, Dr. Meir Dvir, Yaacov Fish, Ishay Davidi, Gillon Beck, and Yechiel Gutman.

                                  For             Against           Withheld
                                  ---             -------           --------
     Shlomo Ostersetzer         4723383              0                5575
     Dov Zeelim                 4723333              0                5625
     Dr. Meir Dvir              4724383              0                4575
     Yaakov Fish                4724383              0                4575
     Ishay Davidi               4724383              0                4575
     Gillon Beck                4724318              0                4640
     Yechiel Gutman             4721249              0                4575


2. To approve an increase in our authorized and registered ordinary share capital and to amend our memorandum of association and articles of association to reflect such increase.

     For:            4694701
     Against:          29457
     Withheld:          4800

3. To reappoint Kost Forer Gabbay & Kasierer as our independent auditors for the year ending December 31, 2005 and to authorize our Board of Directors to determine their remuneration.

     For:            4694701
     Against:           3215
     Withheld:          3027


     Shlomo Ostersetzer
     Chairman of the meeting





   TAT Technologies Ltd. Park Re'em Ind. Zone, P.O.Box 80, Gedera 70750 Israel
                    Phone: 972-8-8595411 o Fax: 972-8-8592831
             e-mail: tat@tat.co.il o website: // http www.tat.co.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: December 9, 2005